[Cahill Gordon & Reindel llp Letterhead]
(212) 701-3000
June 1, 2009
VIA EDGAR TRANSMISSION AND
FACSIMILE TRANSMISSION TO (202) 772-9217
Dan Duchovny
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Mail Stop 6010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	Validus Holdings, Ltd.
File No. 333-159148
Amended Form S-4, filed May 21, 2009

IPC Holdings, Ltd.
Schedule TO-T/A filed May 21, 22 and 26, 2009
by Validus Holdings, Ltd.
File No. 005-45701

Soliciting Materials filed pursuant to Rule 14a-12 by Validus
Holdings, Ltd.
Filed May 22 and 26, 2009
File No. 000-27662

Forms 425 filed May 20 and 26, 2009 by Validus Holdings, Ltd.
File No. 000-27662

IPC Holdings, Ltd.
PRRN14A filed May 26, 2009 by Validus Holdings, Ltd.
File No. 000-27662

Dear Mr. Duchovny:
          On behalf of Validus Holdings, Ltd. (the “Company” or “Validus”), we hereby submit responses to the comments of the Staff regarding the above-referenced filing as set forth in your letter dated May 28, 2009 (the “Comment Letter”). Additionally, the Company files herewith, via EDGAR, Amendment No. 3 to the Registration Statement on Form S-4 (File no. 333-159148) originally filed with the Commission on May 12, 2009, as amended on May 14, 2009 (the “Registration Statement,” part of which is the “Prospectus/Offer to Exchange”) and an amendment to the Company’s Schedule TO-T originally filed with the Commission on May 12, 2009, as amended (the “Schedule TO”).
          Set forth below are the Staff’s comments contained in the Comment Letter and immediately following each comment is the Company’s response.
          We are available at your convenience to discuss any comments or questions. Thank you in advance for your consideration.
General
     1. To the extent applicable, please revise your disclosure in all company filings, not limited to those listed herein, where appropriate in response to our comments below.
     Response: The Company acknowledges the Staff’s comment and will revise its filings where appropriate in response to these comments.
Form S-4/A
General
     2. Refer to your disclosure of the purpose of your offer and the matters described in your press release of May 12, 2009 with respect to your ability to effect the transfer of shares acquired in the exchange offer despite the transfer restriction provisions in IPC’s bye-laws (and a similar statement in your May 21, 2009 press release in which you call IPC’s legal argument “dubious”). Please revise your disclosure to describe the apparent disagreement over the applicability of the IPC transfer restrictions to your acceptance and acquisition of securities tendered in the offer. Also, reconcile supplementally, with a view toward revised disclosure, the apparent discrepancy in your position as set forth in that press release with the language in clause (ii) of the second paragraph of page 4 of your letter of transmittal relating to the transfer on the books of IPC of shares tendered in the exchange offer.

     Response: Validus notes to the Staff that IPC has, by its own admission in its letter to Validus and Solicitation/Recommendation Statement on Schedule 14D-9 each dated May 21, 2009, acknowledged that the transfer restriction provisions in IPC’s bye-laws could only prevent Validus from becoming the “legal owner” of 10% or more of the IPC common shares. Validus has been advised by its Bermuda and UK counsel that such provision in IPC’s bye-laws does not restrict the transfer of beneficial ownership of any such IPC common shares to Validus and, therefore, that IPC shareholders who hold IPC common shares in “street name” (i.e., through a broker or nominee such as Cede & Co.) may transfer beneficial ownership of such IPC common shares to Validus without any registration of transfer being required on IPC’s books. Validus has supplemented its disclosure on page 3 of the Prospectus/Offer to Exchange (and has made appropriate conforming revisions elsewhere) to note IPC’s letter to Validus and Validus’ belief, based on the advice of Bermuda and UK counsel, of the inapplicability of the IPC bye-law provision on Validus’ ability to accept IPC common shares for exchange in the exchange offer. Validus also acknowledges the Staff’s comment regarding clause (ii) of the second paragraph of page 4 of the letter of transmittal, but notes to the Staff that Validus seeks to preserve the flexibility to present IPC common shares for transfer on the books of IPC to the extent such transfer is permitted by Bermuda law and IPC’s bye-laws. Therefore, Validus has revised such clause to add the following parenthetical to the end thereof: “(to the extent requested by, or at the direction of, Validus and as permitted under Bermuda law and IPC’s bye-laws)”.
     3. On a related note, please revise your disclosure to describe the effect of a potential restriction on the transfer of shares acquired in the tender offer on your ability to complete the second-step acquisition in compliance with Section 102 or 103 of the Companies Act.
     Response: Validus has been advised by its Bermuda and UK counsel that the provisions of Section 102 and Section 103 of The Companies Act of 1981 of Bermuda (“the Companies Act”) may be implemented in a manner that results in the transfer of beneficial ownership through “book-entry” transfer of beneficial ownership of shares held by a registered holder of such shares (such as Cede & Co.) and that such sections of the Companies Act do not require a transfer of shares at the registered holder level on the books of a target company. Therefore, Validus believes that it will be able to complete the second-step acquisition under Section 102 or Section 103 of the Companies Act and that such completion will not be impeded by the restriction on transfer set forth in IPC’s bye-laws.
     Following a transfer of IPC common shares pursuant to Section 102 or Section 103 of the Companies Act, Validus would take, or cause to be taken, directly or indirectly, any such action as Validus determines is necessary (if and at such time as Validus determines is necessary) to cause Validus to become the registered holder of any IPC common shares for which Validus became the beneficial (but not legal) holder thereof under Section 102 or Section 103 of the Companies Act. In connection with the matters discussed above, Validus has revised its disclosure on page 3 and page 82 of the Prospectus/Offer to Exchange (and has made appropriate conforming revisions elsewhere).

Risk Factors, page 34
     4. Please tell us what consideration you gave to including a risk factor addressing the correlation of Validus’s risk exposures with catastrophic events as affected by the proposed IPC acquisition. In this respect, we note the statements made by A.M Best (December 18, 2008) and Moody’s (April 2, 2009) relating to Validus’s “susceptibility to high severity losses” and that the merger with IPC could “increase effective catastrophe exposure,” respectively.
     Response: The Company has considered the Staff’s comment and believes these matters are adequately addressed by the risk factor on page 37 of the Prospectus/Offer to Exchange captioned “The occurrence of severe catastrophic events after the completion of the exchange offer and the second-step acquisition. . . .”
Certain Legal Matters; Regulatory Approvals, page 91
     5. Please tell us supplementally, with a view toward revised disclosure, whether your ability to complete the exchange offer or any other transaction with IPC is limited by a requirement to obtain the regulatory approval of Irish regulators as it relates to IPC’s subsidiary, IPCRe Europe Limited.
     Response: The Company does not anticipate that the requirement to provide notice to the Irish Financial Services Regulatory Authority will present an obstacle to closing the acquisition of IPC common shares regardless of the transaction structure utilized by the Company.
Soliciting Materials filed May 22, 2009
     6. Please provide supplemental support for your statements in your press release dated May 21 and filed on May 22 that “. . . IPC’s financial advisor told Validus during the sale process that Validus was not invited to participate” and that “IPC’s Board . . . abdicated its fiduciary duties by agreeing to an egregious and self-serving ‘no-talk’ provision without a fiduciary exception . . ..”
     Response: Shortly after JPMorgan was retained by IPC in the first quarter of 2008, Mr. Jeff Consolino, Executive Vice President and Chief Financial Officer of Validus, met with Mr. Martin W. Dolan of JPMorgan and during that meeting was informed that Validus would not be invited to participate in the sale process being conducted by IPC.
     IPC and Max Capital Group Ltd. have included various provisions in the Max amalgamation agreement, including a “no-talk” provision, that severely limit the ability of the Board of Directors of IPC to consider competing offers that may be in the best interest of IPC. Validus has consulted with its Bermuda and UK counsel on this issue and, after consultation with such counsel, Validus believes that the directors of IPC have breached the following fiduciary and other duties to IPC:
•	to act bona fide in the best interest of IPC; and

•	to act for a proper purpose and not act for an improper and/or collateral purpose.
     Validus believes that by agreeing to the onerous “no-talk” restriction (without a fiduciary exception) in the Max amalgamation agreement, the Board of Directors of IPC has not acted bona fide in the best interest of IPC and accordingly, has breached its fiduciary duties to IPC. Validus believes that the lack of a fiduciary exception to the “no-talk” restriction in the Max amalgamation agreement prevents the Board of Directors of IPC from being able to properly consider the Validus offer because it prohibits the Board of Directors of IPC from seeking further information from Validus or its representatives before forming a view as to the merits of the Validus offer. Validus believes that the effect of the “no talk” provision in the Max amalgamation agreement is to lock IPC into a contractual arrangement which is not in the best interest of IPC.
     Validus believes that by agreeing not to engage in discussions in connection with an unsolicited offer by a third party, the IPC directors have also breached their duty to act for a proper purpose. Under Bermuda law, directors are not permitted to enter into a contract that improperly fetters their future discretion. The “no-talk” provision restricts the ability of the Board of Directors of IPC to properly evaluate the Validus offer, no matter how beneficial to IPC and its shareholders. Accordingly, by agreeing to the “no-talk” provision, the Board of Directors of IPC has, in effect, tied its hands with respect to considering an unsolicited proposal. Validus believes that this limitation on the future discretion of the Board of Directors of IPC is an improper purpose and constitutes a breach by the IPC directors of their fiduciary and other duties to IPC.
     Additionally, under Bermuda law, directors also have a separate duty to exercise their judgment in an informed and independent fashion, acting in what they consider to be in good faith and in the best interests of the company. Any agreement which conflicts with the duty of good faith, judged by reference to the circumstances at the time when the agreement is entered into, is unenforceable. Validus believes that the frustrating provisions in the Max amalgamation agreement, including the “no-talk” provision, are illegitimate under Bermuda law because they do not allow the Board of Directors of IPC to discuss and fully understand, let alone pursue, a superior proposal.
Form 425 filed May 20, 2009
     7. We note your disclosure on page 33 of the investor presentation that UK takeover code limits termination fees to 1% of equity value. Please tell us whether that provision of UK law applies to the IPC-Max amalgamation given each company’s listing in Nasdaq. If that UK law does not apply, please confirm that you will refrain from making similar statements in future soliciting materials.
     Response: The disclosure in question does not suggest that the UK Takeover Code applies to the IPC-Max amalgamation, which is not the case. It was included in the investor presentation in order to provide investors with a reference point to understand the manner in which a sophisticated and respected regulatory regime in another common law jurisdiction restricts provisions such as the termination fee in the Max amalgamation agreement.

     In the case of transactions in the UK which are subject to the UK Takeover Code and in which a break fee is proposed, Rule 21.2 of the UK Takeover Code requires that any break fee must be de minimis, which means normally no more than 1% of the value of the offeree company calculated by reference to the offer price. This UK regulation is mentioned as a point of reference since Bermuda has no specific equivalent regulatory provision but often looks to the UK for guidance on legal and regulatory matters. The termination fee of $50.0 million in the Max amalgamation agreement is equivalent to 5.2% of the aggregate consideration value of $959.0 million based on the Max share price of May 17, 2009.
Court-Ordered Meeting Proxy Statement filed May 26, 2009
     8. In various places throughout the filing you state that IPC shares “registered in the name of, or beneficially owned by, Validus, IPC or any of their respective subsidiaries or which Validus, IPC or any of their respective subsidiaries acquires or becomes the beneficial owner of” are not entitled to vote at the court-ordered IPC meeting. Please describe the authority upon which this conclusion is based.
     Response: These terms of the scheme of arrangement have been proposed by Validus, in the same way the terms of a merger or amalgamation agreement would be proposed. Validus has proposed a scheme of arrangement that would not include the shares owned by Validus, IPC or any of their respective subsidiaries. No legal authority is necessary to support this proposal. Since the shares owned by Validus, IPC or their respective subsidiaries are not included in the scheme of arrangement, those holders would not be entitled to vote on the scheme at the court-ordered IPC meeting. The scheme of arrangement will be considered by the applicable IPC shareholders and the Supreme Court of Bermuda.
     9. Please explain why you have deleted the section previously located on Page 115 entitled “Relationships with Our Founder and Sponsoring Investors and Their Related Parties.”
     Response: The Company has reviewed the referenced disclosure and believes it is not required in this proxy statement. Item 7(b) of Schedule 14A calls for related party transaction disclosure called for by Item 404 of Regulation S-K. However, Item 7 disclosure is only called for if action is to be taken with respect to the election of directors, which is not the case for this proxy statement. Item 404 related party transaction disclosure is not otherwise required in this proxy statement and accordingly the Company has removed this disclosure.
* * * * *

     Comments or questions regarding these matters may be directed to Daniel Zimmerman at (212) 701-3777, Helene Banks at (212) 701-3439, John Schuster at (212) 701-3323 or Todd Freed at (212) 735-2512.

Very truly yours,
/s/ Helene Banks
Helene Banks

cc:	C. Jerome Dill (Validus Holdings, Ltd.)
Stephen F. Arcano (Skadden, Arps, Slate, Meagher & Flom LLP)
Todd E. Freed (Skadden, Arps, Slate, Meagher & Flom LLP)
John Schuster (Cahill Gordon & Reindel llp)